UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM 11-K

 (Mark
  One)

  [X]       ANNUAL  REPORT PURSUANT TO SECTION  15(d)  OF  THE
            SECURITIES EXCHANGE ACT OF 1934
               For the fiscal year ended December 31, 2005

                                    OR

  [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934
             For the transition period from                to

              Commission file number:   1-14445



        HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN
                     (Title of the Plan)



               Haverty Furniture Companies, Inc.
                     780 Johnson Ferry Road
                           Suite 800
                    Atlanta, Georgia  30342
   (Name and address of the issuer of the securities held
                    pursuant to the Plan)






                HAVERTY FURNITURE COMPANIES, INC.
                           THRIFT PLAN


                      FINANCIAL STATEMENTS
                   December 31, 2005 and 2004

          HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN





                      FINANCIAL STATEMENTS
                   December 31, 2005 and 2004
____________________________________________________________________

                            CONTENTS




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits

 Statement of Changes in Net Assets Available for Benefits

 Notes to Financial Statements


SUPPLEMENTAL SCHEDULE:

 Schedule of Assets Held for Investment Purposes

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Executive Compensation and Employee Benefits Committee and
Participants of Haverty Furniture Companies, Inc. Thrift Plan

     We audited the accompanying statements of net assets available for benefits of Haverty Furniture Companies, Inc. Thrift Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

     Our  audits  were performed for the purpose  of  forming  an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Windham Brannon, P.C.
Certified Public Accountants

June 5, 2006


                  HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2005 and 2004
_____________________________________________________________________________

                                                    2005           2004
                                                    _____          _____
                       ASSETS

Investments, at fair value                      $ 59,184,832   $ 58,331,629
                                                 ___________    ___________

NET ASSETS AVAILABLE FOR BENEFITS               $ 59,184,832   $ 58,331,629
                                                 ===========    ===========


The accompanying notes are an integral part of these financial statements.





            HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

                 STATEMENT OF CHANGES IN NET ASSETS
                        AVAILABLE FOR BENEFITS
                 For The Year Ended December 31, 2005

_____________________________________________________________________________



ADDITIONS:
Investment Income:
Net change in fair value of investments           $ 1,977,969
Dividends on common stock                              46,530
                                                  ____________

Total Investment Income                             2,024,499
                                                  ____________
Contributions:
Employer                                            1,420,819
Participants                                        4,809,491
                                                  ____________

Total Contributions                                 6,230,310
                                                  ____________

Total Additions                                     8,254,809
                                                  ____________

DEDUCTIONS:
Benefit payments                                   (7,390,011)
Participant transaction charges                       (11,595)
                                                  ____________

Total Deductions                                   (7,401,606)
                                                  ___________

NET INCREASE                                          853,203

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                  58,331,629
                                                  ___________

End of year                                      $ 59,184,832
                                                  ===========



The accompanying notes are an integral part of these financial statements.


             HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

                     NOTES TO FINANCIAL STATMENTS
                     December 31, 2005 and 2004
_____________________________________________________________________

1.   DESCRIPTION OF THE PLAN
     _______________________

     The  Haverty  Furniture  Companies, Inc.  Thrift  Plan  (the
"Plan") is sponsored by Haverty Furniture Companies, Inc. (the "Company" and "Plan Sponsor"). The Plan is a "qualified cash or deferred arrangement" plan under Section 401(k) of the Internal Revenue Code (the "Code"). The following description of the Plan provides only general information. Further information about the Plan is contained in the Plan document, copies of which are available at the Company's Human Resources office.

     Effective May 1, 2004, Fiserv Trust Corporation maintains the Plan's assets under the terms of a trust agreement. Swerdlin
& Company provides record keeping services to the Plan.

Eligibility
-----------

     Company employees become eligible for participation in the Plan after they attain 21 years of age and complete 60 days of continuous, active employment. Plan entry dates are the first day of each month. An employee who is included in a unit of employees covered by a collective bargaining agreement is excluded from participating in the Plan unless provided in the written agreement.

Contributions
-------------

     Eligible employees are automatically enrolled into the Plan and pre-tax contributions are withheld at 2% of eligible compensation unless the employee elects not to contribute to the Plan. Eligible employees may elect to defer up to 80% of their compensation through payroll deductions, subject to statutory limitations. Participants age 50 and older may make additional catch-up contributions to the Plan.

     The Company matches employee contributions at the rate of 50% for all contributions up to and including 2%, and 25% for all contributions between 3% and 6% of each participant's annual compensation. Additional amounts may be contributed at the option of the Company's Board of Directors. No such additional amounts were elected to be contributed in 2005 or 2004. The Company's matching contributions will be allocated to the participant's directed accounts.


             HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

                     NOTES TO FINANCIAL STATMENTS
                     December 31, 2005 and 2004
_____________________________________________________________________


Participant Accounts
--------------------

     Participants direct the investment of their contributions into various investment options offered by the Plan. The Company currently offers a money market fund, seven mutual funds, and the Company's common stock via the Haverty Unitized Stock Fund.
Participants may change their investment options on a daily basis. Each participant's account is credited with the participant's contributions, rollovers, the Company's contribution, and earnings on the investments in their account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     There are restrictions on purchases of Haverty Furniture Companies, Inc. common stock through the Plan via the Haverty Unitized Stock Fund (the "Fund"). The restrictions are as follows: 1) A maximum of one purchase transaction is allowed each thirty-day period; 2) Sell transactions are allowed each day, but sales out of the Fund may not exceed $50,000 in a single day; 3) The Fund cannot exceed 30% of a participant's total account balance, or a maximum of $50,000; and 4) Section 16 reporting officers and regional managers are prohibited from investing in the Fund.

Vesting
-------

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus actual earnings thereon is based on the number of years of service with the Company. The vesting schedule is as follows:


                                            Percentage of
             Years of Service            Contributions Vested
             ________________            ____________________

             Less than 2 years                   0%
                   2                            40%
                   3                            60%
                   4                            80%
                   5                           100%



     Forfeitures of employer contributions are used to offset employer matching contributions for the same and/or future Plan years. Forfeited non-vested amounts of approximately $99,790 and $92,600 were used to reduce employer contributions during the years ended December 31, 2005 and 2004, respectively.


             HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

                     NOTES TO FINANCIAL STATMENTS
                     December 31, 2005 and 2004
_____________________________________________________________________


Payment of Benefits
-------------------

     At the time of death, total disability, retirement, or termination of services, the participant or their beneficiary may receive payment of the vested interest in their account.

     The participant may elect to receive the portion of his/her account that is invested in the Haverty Unitized Stock Fund in cash, in whole shares of stock, or a combination of the two. All other investments are paid in a cash lump sum.

     Participants are eligible to receive hardship withdrawals when certain conditions are met.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     __________________________________________

Basis of Accounting
-------------------

     The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Contributions
-------------

     Contributions  are considered payable to the Plan  upon  the
withholding   of   such  contributions  from  the   participant's
paycheck.

Investment Valuation
--------------------

     The Plan's investments in mutual funds and money market funds are stated at fair value based on quoted market prices. The Haverty Unitized Stock Fund consists of a 95% Haverty's stock position ("HVT") and a 5% money market position. Each day the value of the portfolio is determined by the sum of the closing price of HVT multiplied by the number of shares held plus the value of the money market position as well as any accrued interest.


             HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

                     NOTES TO FINANCIAL STATMENTS
                     December 31, 2005 and 2004
_____________________________________________________________________


Investment Income
-----------------

     Net change in fair value of investments includes realized and unrealized gains and losses on investments and interest and dividends on mutual funds. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

Payment of Benefits
-------------------

     Benefits are recorded when paid.


Participant Transaction Charges
-------------------------------

     A portion of the transaction fees for hardship withdrawals are charged directly to participants. The Plan Sponsor paid all other administrative expenses of the Plan during 2005 and 2004.


3.   INVESTMENTS
     ___________

     The fair values of individual investments that represent  5%
or more of the Plan's net assets are as follows:

                                                    2005          2004
                                                    ____          ____

Federated Short-Term U.S. Government Fund      $  3,715,110  $  3,225,053
Dodge & Cox Balanced Fund                        22,267,020    18,898,240
Fidelity Magellan Fund                                 *       10,545,404
Lord Abbett Affiliated Fund                       6,092,222     6,699,247
T. Rowe Small Cap Stock Fund                      3,631,533     3,221,892
Vanguard Institutional Index Fund                16,379,667     8,264,803
Haverty Unitized Stock Fund                            *        3,673,793

*  Investment was less than 5% of net assets



             HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

                     NOTES TO FINANCIAL STATMENTS
                     December 31, 2005 and 2004
_____________________________________________________________________



     The Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:



       Mutual funds                       $  3,028,472
       Haverty Unitized Stock Fund          (1,050,503)
                                          _____________
                                          $  1,977,969
                                          =============


4.   INCOME TAX STATUS
     _________________

     The  Plan  was  restated effective  January  1,  2005.   The
restated Plan has not received a determination letter from the Internal Revenue Service. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan's financial statements.


5.   TRANSACTIONS WITH PARTIES-IN-INTEREST
     _____________________________________

     At December 31, 2005 and 2004, respectively, the Plan held 283,992 and 193,177 units of The Haverty Unitized Stock Fund, which invests in Haverty Furniture Companies, Inc. common stock, in addition to limited investments in short-term money market investments. The fair value of the Fund at December 31, 2005 and 2004 was $2,070,301 and $3,673,793, respectively. During 2005 and 2004, the Plan received $46,530 and $55,627, respectively, in dividends on Haverty Furniture Companies, Inc. common stock which was used to purchase additional units of the Fund.


6.   PLAN TERMINATION
     ________________

     Although  it  has not expressed any intent  to  do  so,  the
Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


                      Supplemental Schedule

          HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

                 EIN:  58-0281900    PN:  003
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        December 31, 2005



(a)  (b) Identity of Issue, Borrower,             (c) Description              (e)
          Lessor or Similar Party                  of Investments        Current Value

* Fiserv Trust Corporation                           Money Market Fund    $    132,765
  Federated Short-Term U.S. Government Trust         Mutual Fund             3,715,110
  Federated U.S. Government Security 2-5 Years Fund  Mutual Fund             2,036,894
  Dodge & Cox Balanced Fund                          Mutual Fund            22,267,020
  Fidelity Magellan Fund                             Mutual Fund                   480
  Lord Abbett Affiliated Fund                        Mutual Fund             6,092,222
  T. Rowe Small Cap Stock                            Mutual Fund             3,631,533
  American Funds Europacific Growth                  Mutual Fund             2,421,279
  Vanguard Institutional Growth Index Fund           Mutual Fund               437,561
  Vanguard Institutional Index Fund                  Mutual Fund            16,379,667
* Haverty Furniture Companies, Inc.                  Common Stock            2,070,301
                                                                           ___________
                                                                          $ 59,184,832
                                                                           ===========

* Indicates a party-in-interest to the Plan.
Note: Column (d) has not been presented as that information is not required.




                         SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         HAVERTY FURNITURE COMPANIES, INC.
                         THRIFT PLAN

                         By:   HAVERTY FURNITURE COMPANIES, INC.


                         By:   /s/ Bonnie A. Webb
                            ________________________________
                                   Bonnie A. Webb
                            Assistant Vice President, Human Resources

Date: June 28, 2006